January 19, 2009

VIA EDGAR AND OVERNIGHT COURIER

Mark Webb,

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Boston Private Financial Holdings, Inc.
Form 10-K for December 31, 2007 and Related Filings
File Number 0 - 17089

Dear Mr. Webb:

This letter is submitted on behalf of Boston Private Financial Holdings, Inc. (the “Company” or the “Holding Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to our Current Report on Form 8-K filed on May 28, 2008 (the “May Form 8-K”), our Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”), our Amended Annual Report on Form 10-K for the year ended December 31, 2007 as filed July 22, 2008 (the “Form 10-K/A”), our Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2008 (the “Form 10-Q”), and our Current Report on Form 8-K filed on November 24, 2008 (the “November Form 8-K”), together the “Filings”, all as set forth in your letter dated December 18, to David J. Kaye (the “Comment Letter “).

For ease of reference, the relevant portion of the text of the Comment Letter with the Staff’s comments has been reproduced herein with management’s responses set forth below each numbered comment.

Form 10-K for the Fiscal Year Ended December 31, 2007:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Allowance for Loan Losses, page 45

1.	We note your disclosure on page 128 regarding changes in appraisal practices, interest reserves, and the allowance for loan and lease losses methodology in response to identified material weaknesses at First Private Bank & Trust. Please describe for us and in future filings the specific policy and methodology changes and how the changes impact your determination of the allowance for loan losses.

Mark Webb,	January 19, 2009
Legal Branch Chief

Response:

Although specific changes have been made to both policies and procedures relating to appraisals, interest rate reserves, and the allowance for loan and lease loss methodology at First Private Bank & Trust (“FPB”), the most critical change has been in the personnel executing and administering those policies and procedures. In particular, as disclosed in the Company’s Form 10-Q for the period ending March 31, 2008 and in subsequent disclosure filings, FPB has made several key changes to executive officers including the CEO and Chief Credit Officer. These individuals have specific responsibility for ensuring that FPB’s policies and procedures are implemented effectively. Further, FPB’s credit policy has been revised to provide that the bank can no longer make Reg. O loans, and the risk rating definitions have been revised. The credit policy now defines undesirable loan categories, and a new OREO policy has been adopted.

All of these changes have been implemented for the purpose of enhancing FPB’s credit culture, and to address the material weaknesses identified at FPB. In addition to these matters, the following changes to internal controls and the allowance for loan loss methodology have been made:

Appraisal Practices

The Company has strengthened internal controls to provide timely receipt and analysis of current appraisals of loan collateral. The Company’s loan loss methodology provides that management will take into account updated appraisals of the collateral for all of its loans, with particular attention on a risk priority basis for those loans which can be more volatile such as construction and land loans. In addition, all appraisals for loans in excess of $1 million will now be reviewed by an independent appraiser. Upon analysis of current appraisals, any identified impairment is immediately charged to Loan Loss Reserve. Further, when loans are subject to renewal, an update on the financial condition of the borrower and a new appraisal is generally required. Deterioration in the financial condition of the borrower and any impairment as described above may result in a change to the allowance for loan loss as a result of a downgrade in the loan. During periods of rapid market deterioration, real estate broker opinions of value may be substituted for appraisals, which may take four to six weeks to process, in order to provide timely property valuations. In such situations, we apply the same impairment analysis to assess potential write downs. All impairment charges, additions to Loan Loss Reserve (both allocated and unallocated), appraisal reviews, and broker opinions of value and loan renewals must be reviewed and approved by the appropriate authority in Credit Administration, and in some cases, depending on the dollar size of the transaction, by the Director’s Loan Committee. The Allowance for Loan and Lease Losses (the “ALLL”) is reviewed quarterly by Credit Administration for adequacy, and approved by the Director’s Loan Committee and subsequently by the Board of Directors at FPB. All other transactions, such as impairment charges and loan renewals, are reviewed and approved on an “as needed” basis by Credit Administration and the Director’s Loan Committee. All of the processes and procedures described above conform to very detailed regulations prescribed by our regulators, the FDIC and the CADFI, both of which examine the bank on an annual basis and review the practices described above.

In addition to the changes made at FPB, the Holding Company’s Chief Credit Officer now undertakes quarterly reviews of the loan portfolio with FPB’s Chief Credit Officer, focusing

Mark Webb,	January 19, 2009
Legal Branch Chief

on all criticized assets to ensure that risk ratings are accurate, and that action plans have been developed. The Company’s Chief Credit Officer also conducts periodic reviews of a sampling of all credit files to determine the appropriateness of the appraisals and risk ratings.

Interest Reserves

All loans with an interest reserve now require the approval of the loan officer and the Chief Credit Officer at the time of origination and at renewal or extension. In connection with the Company’s determination of the allowance for loan losses, loans that are dependent upon interest reserves for payments are reviewed for weakness based upon updated appraisals, borrower financial information or broker reports, even though loan payments are current at that time. In the event that circumstances occur resulting in the discontinuance of applying payments from interest reserves, this could result in a past due status with a concurrent need to increase the amount of allowance for loan losses, particularly when combined with other factors learned from these periodic reviews, and may also necessitate a downgrade in those loans.

Allowance for loan loss methodology

The FPB Allowance for Loan Loss methodology was reviewed by the Company with the assistance of its independent loan reviewer in the second quarter of 2008, and a revised methodology was proposed and circulated for review to both the FDIC and to FPB’s Board. A consistent alignment of the allowance for loan loss methodology in accordance with regulatory guidance including FAS 114 and FAS 5 analyses, has been adopted at all five banks beginning at September 30, 2008 and was fully implemented at December 31, 2008. The allowance for loan losses is formulated based on the judgment and experience of the management who utilize historical experience, product types, economic trends, and industry benchmarks. The Company also reviews the allowance for loan loss methodology on a quarterly basis to ensure compliance with current regulatory and accounting guidance. The allowance for loan loss review is a rigorous process dictated by regulatory procedures and methodology and is initiated by Credit Administration. The review takes into account all impairment charges, loan downgrades, allocated and unallocated provisions and other qualitative factors such as current and projected economic conditions, and industry specific trends. The ALLL is then approved on a quarterly basis by the Board of Directors. The Holding Company’s Chief Credit Officer and Banking Segment CEO also review the ALLL on a quarterly basis. In addition the processes and justification for loan loss provisions is reviewed by the FDIC and California Department of Financial Institutions (“CADFI”) on an annual basis. In addition to the strengthened procedures discussed above for appraisal practices, updated borrower financial information and interest reserves, changes in regulatory and accounting guidance regarding the calculation of the allowance for loan losses could result in a change to the level of the allowance for loan losses required to be maintained.

As requested, the information noted in this response will be described in the Company’s future filings.

Mark Webb,	January 19, 2009
Legal Branch Chief

Consolidated Financial Statements

Note 5 -Functional Segments, page 86

2.	We note your disclosure that in January 2008 you changed the corporate management structure and will transition reporting from an affiliate partner basis to the companies’ three functional segments. We further note that you obtain a separate audit report for the financial statements of Gibraltar Private Bank & Trust Company and that you filed Forms 8-K in May and August 2008 regarding the financial condition and performance of Boston Private Bank & Trust Company. Please refer to paragraphs 10 -15 of SFAS 131 and tell us the following:

•	describe your current management structure;

•	describe how resources are allocated to affiliates and how performance of affiliates is evaluated;

•	describe the management reports that your chief operating decision maker regularly reviews;

•	provide us with an example of the management reports provided regularly to your chief operating decision maker;

•	describe the extent to which discrete financial information of affiliates is available and regularly reviewed;

•	tell us whether the separate affiliates continue to meet the definition of operating segments and are being aggregated into the three reportable segments; and

•	if so, describe your basis for aggregation.

Response:

By way of background, during 2007 the Company’s Board of Directors suggested that management review the Company’s management structure to determine if there were more effective ways to manage the Company’s overall business which consisted of the business of 14 affiliated companies at the time (currently it is 15 affiliated companies). In addition, the FASB suggests that a public company that has more than 10 operating segments should consider whether a practical limit has been reached. With the arrival of the Company’s new Chief Financial Officer (the “Company CFO”) in late July 2007, it was noted that the Company had been migrating toward the management of its business along three industry operating segments: Private Banking, Investment Management and Wealth Advisory (collectively, the “Industry Segments”). These segments have long been identified by the Company as its core, or key, operating disciplines, and its affiliated companies have been grouped accordingly for both internal and external review and disclosure purposes.

The Company’s management analyzed the specific requirements under SFAS 131 Disclosures About Segments of an Enterprise and Related Information in detail, and determined that the management structure of Industry Segments which Company’s management had been migrating to would comply with these disclosure guidelines. Accordingly, the Company disclosed, in its 2007 Form 10-K its intention to transition its segment reporting to the three Industry Segments beginning with the Form 10-Q for the period ending March 31, 2008 from its previous practice of the reporting on its 14 separate affiliate segments.

Mark Webb,	January 19, 2009
Legal Branch Chief

Management Structure

Effective January 2008, the Company’s management structure was reorganized to create Industry Segment CEO Positions to manage the Industry Segments. The Segment CEOs have full authority and responsibility for the performance and the allocation of resources within their respective segments, and report to the Company’s CEO and President who are the Company’s Chief Operating Decision Makers (“CODMs”). Initially there were three Segment CEOs, but due to a realignment of duties, there is currently one Segment CEO for the Private Banking segment, and one Segment CEO who is responsible for both the Wealth Advisory and Investment Management segments. In the future, it is contemplated that there could be a separate Segment CEO for each of the non-bank segments.

The Company also has Segment Controllers who provide direct financial support to the affiliated companies and the Segment CEOs. The CEOs of the Company’s affiliates (the “Affiliate CEOs”) now report directly to their respective Segment CEOs, with the exception of Westfield Capital Management (“WCM”), which was recently restructured to provide operating responsibility within that entity, but will still be included within the Investment Management Segment. Notwithstanding this restructuring, WCM continues to be included within the Investment Management Segment because they are required to provide regular financial and other (e.g., risk) reporting which is reviewed by the Segment CEO of the Investment Management Segment. It is on the basis of this reporting that the Segment CEO assesses performance for WCM and would take any appropriate action, if needed. Further, WCM does not meet the definition of an operating segment since separate financial information is not provided to or reviewed by the CODMs. There is one Segment Controller for the Private Banking Segment and, currently, one Segment Controller with responsibility for both the Wealth Advisory and Investment Management Segments.

The Company’s operating business model provides that the affiliated companies are given operating autonomy. Under the new management structure, and with the creation of the Segment CEO positions, day to day activities of the individual affiliates continue to be directed by the Affiliate CEOs. The Segment CEOs have authority with respect to the allocation of capital within their segments, management oversight responsibility, performance assessments, and overall authority and accountability for all of the affiliates within their Industry Segments. The Segment CEOs communicate with the Affiliate CEOs within their Industry Segments, relating to P&L responsibility, strategic planning and setting priorities.

Allocation of Resources and Performance Assessment

The Company CFO and the Segment Controllers review the affiliate financial detail with the respective Segment CEOs. The Segment CEOs and the Company CFO then review the overall segment results with the CODMs on a quarterly basis. In addition, the Segment CEOs are fully responsible for the execution of the annual budget at the affiliate level, and aggregated Industry Segment results are then reported to the CODMs.

With respect to the allocation of capital, the Company views this process primarily on an Industry Segment basis and that is how the reporting is made to both the Company’s management and to the Finance Committee of the Company’s Board of Directors. With the

Mark Webb,	January 19, 2009
Legal Branch Chief

implementation of the new management structure, the Segment CEOs have authority to establish priorities within the segment including identifying the best use of capital and allocating it appropriately. The Segment CEOs work with the Segment Controllers and the Company’s CFO to ensure that individual affiliates are appropriately capitalized. Individual affiliates do not typically receive capital contributions from the Company in excess of what they requested in their respective budgets, except that if special circumstances or needs arise between budget cycles, specific approval of the Company’s Board of Directors (through the Finance Committee) may be requested for additional capital contributions. The Company CFO, in coordination with the CODMs, will ensure that the Company maintains appropriate capital standards on a consolidated basis, and that each of the segments is also appropriately capitalized. Therefore, given the current decision making process, the Company’s management believes that the allocation of resources, particularly capital, is primarily done at the Industry Segment level.

In addition, the Company prepares and presents its Long-Term Strategic Plan to both the Company’s management and its Board of Directors exclusively on an Industry Segment basis. In this way, the Company is able to plan and assess the performance on a segment by segment manner.

Management Reports

Beginning with the results for the third quarter of 2007, the Company began reporting to its Board of Directors and Board Committees exclusively on the Industry Segment level (with the exception of the quarterly Risk Report, which was changed to an Industry Segment level beginning in 2008). At that time, the Company changed its internal reporting so that all presentations to the Board and all regular monthly/quarterly financial reporting to the CODMs are at the Industry Segment level, and not at the affiliate level.

As noted above, the Segment CEOs review the affiliates’ budgets with the Company’s CFO and Segment Controllers. The Segment CEOs and the Company CFO then review the overall segment results with the CODMs.

Further, only one set of information is presented to the Company’s Board, and that information is prepared at the Industry Segment level. As noted above, beginning in 2008, the CODMs receive financial and other (e.g., risk) reports which provide detail at the Industry Segment level only. Affiliate level information is only presented when specific priority risks are identified at the affiliate level or when there is specific exception reporting that is needed to provide a complete understanding of the key drivers of a material financial change. When this affiliate level information is presented, however, it does not provide sufficient information to allow the reader to assess the performance or to make resource allocation decision regarding the individual affiliates.

In addition, in the third quarter of 2007 the Company began making its investor presentations exclusively on an Industry Segment basis, with key financial metrics presented either at the overall Company level or at the Industry Segment level.

Mark Webb,	January 19, 2009
Legal Branch Chief

Sample Management Reports

Samples of the regular, quarterly management reports that are provided to the Board of Directors and to the Company’s CODMs have been provided under separate cover. These include a sample of the financial presentation made to the Board of Directors, the detailed financials reviewed by the Audit Committee, and the monthly financial package that is reviewed by the Finance department with the CODMs to assess performance.

Discrete Financial Information of Affiliates

As noted above, discrete financial information regarding the Company’s affiliates is not regularly reviewed by the CODMs. Such information is reviewed by the Segment CEOs and Segment Controllers in connection with preparing the Industry Segment reports for the CODMs.

Separate Affiliates Are Not Operating Segments

The separate affiliates no longer meet the definition of “operating segments” as set forth in paragraph 10 of FAS 131 as the Company’s CODMs no longer receive regular financial reporting on these affiliates that would allow them to make decisions as to performance or the allocation of resources. Instead, as noted above, the regular reports that are presented to the CODMs provide detail at the Industry Segment level only. The CODMs only receive affiliate level information as needed to understand specific risks or drivers of a material impact on the financial statements. This is done by way of exception reporting, but does not provide a complete picture of any one affiliate’s financial performance. The only segmentation that meets all three criteria in the definition of “operating segments” set forth in FAS 131 is the Industry Segment level segmentation that the Company has adopted.

Conclusion

We note the Staff’s comment that specifically identifies Gibraltar Private Bank & Trust Company (“Gibraltar”) and Boston Private Bank & Trust Company (“BPB”). Gibraltar had continued its pre-acquisition protocol of obtaining a separate audit report for its financial statements through 2007 and BPB has filed a brochure with select financial information, including balance sheet and income statement metrics on Form 8-K. Gibraltar had, until 2008, continued to obtain separate audits simply because it had not yet transitioned to the same independent public accounting firm as the Company after its acquisition by the Company. In fact, given the Company’s autonomous business model, retaining a single independent public accounting firm for all affiliated entities of the Company was not mandated. Beginning in 2008, however, Gibraltar changed its audit firm to the same firm that provides this service to the Company. Gibraltar no longer obtains a separate audit of its financial statements. Further, the Company files Forms 8-K relating to the financial condition and performance of BPB because it is the Company’s largest affiliate and BPB’s clients and vendors frequently request this information from BPB’s management. In order to comply with Regulation FD, the Company has historically requested that this information be filed under Regulation FD to ensure that information that may not be provided in the call reports for BPB or in the Company’s public disclosure documents is available to the public. This is supplemental information provided to the public and has no impact on how the CODMs manage the business.

Mark Webb,	January 19, 2009
Legal Branch Chief

Given the guidance under FAS 131, and the overarching policy position that public companies should report in a manner that gives the financial statement user the ability to see the Company through the eyes of management, management of the Company believes that its recent transition to reporting at the Industry Segment level is a significantly improved method of reporting that is much more beneficial to the end users of its financial information than its previous reporting method. The new Industry Segment level reporting accurately reflects how the Company’s CODMs review operating results, make decisions about and assess performance and the allocation of resources across the Company.

Note 11 Goodwill and Other Intangible Assets, page 97

3.	Please describe for us how you applied your goodwill and intangible asset impairment analysis procedures to the reporting units at the time of recorded impairments and at yearend. Using a summary of your analysis related to Gibraltar as an example, describe more fully how you perform steps one and two of goodwill impairment tests. Refer to paragraphs 19 -25 of SFAS 142.

Response:

Goodwill and intangible impairment testing is performed at the reporting unit level for all units in the fourth quarter of each year. In accordance with paragraph 28 of FAS 142, if events or circumstances change in interim periods that would more likely than not reduce the fair value of a reporting unit below its carrying amount, the Company conducts impairment testing at that time. Those events or circumstances include an adverse change in the business climate, adverse regulatory findings, a loss of key personnel, significant credit quality deterioration and major outflows of deposits or assets under management and other changes which would materially affect the value of the subsidiary.

Using Gibraltar Private Bank & Trust Company (“Gibraltar”) as an example, the Company performed the annual testing for impairment in the fourth quarter of 2007. During 2007, the Company did not believe that there had been any events or circumstances that warranted accelerated testing. In arriving at this conclusion, the Company analyzed revenue and net income trends, balance sheet growth of the affiliate including new offices opened, credit quality trends, growth in the investment management business, and the retention of key personnel.

The Company identified a potential impairment while performing the first step of the goodwill impairment test in the fourth quarter of 2007. At that time, consistent with the Company’s policy, a third party valuation consultant was hired to assist with the valuation.

With the assistance of the valuation consultant, and in accordance with the guidance provided in paragraphs 19-25 of FAS 142, the Company estimated Gibraltar’s fair value using an average of both an income and market approach. The income approach (also referred to as the “present value technique” under paragraph 24 of FAS 142) used management forecasts to determine the present value of projected net income and free cash flow for 10 years, with key assumptions being the discount rate (10.2% based on a capital asset pricing model) and terminal multiple value (18x). The market approach (as provided under paragraph 25 of FAS 142) used 12

Mark Webb,	January 19, 2009
Legal Branch Chief

publicly traded banks (these banks consisted of selected peers, 10 of which - like Gibraltar - were based in Florida) and estimated Gibraltar’s fair value based on peer group multiples of earnings and tangible book value.

As the carrying amount of the reporting unit exceeded its fair value, the Company proceeded to the second step of the goodwill impairment testing to measure the amount of the impairment loss. This was done by comparing the fair value of the reporting unit goodwill with the carrying amount of that goodwill. In order to do this, the fair value of the reporting unit was allocated to the assets and liabilities of the unit. This process included estimating the fair value of the investments, loans, core deposit intangibles, fixed assets, non-compete agreements, borrowings, deposits, and investment advisory intangibles. The valuation consultant obtained assumptions and detailed inputs from Gibraltar’s management. For example, with respect to core deposits, the valuation consultant compared the rates paid on deposits compared to alternative costs of funds to estimate the fair value. For loans, the consultant compared rates being paid on outstanding loans to rates that would be charged on new loans of similar type and characteristics. Under paragraph 21 of FAS 142, the excess of the fair value of the reporting unit over the estimated values of its assets and liabilities is the implied fair value of goodwill. Given that the implied fair value of the goodwill was less than the carrying value of goodwill, a subsequent charge to earnings of $29 million was recorded to reflect the impairment.

The Step 2 valuation report from the valuation consultant was reviewed by management of the Company. The Company verified the inputs and assumptions used in the valuation by the valuation firm. The final report was used to record the impairment charge the Company recorded in its fourth quarter 2007 financial results.

4.	Please describe for us the specific changes in your impairment testing methodologies performed in 2008 as a result of remediation efforts in response to the identified material weaknesses related to goodwill and intangible asset impairment tests.

Response:

Specific enhancements were made to the Company’s impairment testing policies and procedures performed in 2008 as a result of remediation efforts in response to the identified material weaknesses related to goodwill and intangible asset impairment tests. These enhancements included the implementation of additional layers of quality review to include the Segment Controller (who validates the mathematical integrity and reconciles details used in the analysis) and the Corporate Controller (who reviews the reasonableness of assumptions and conclusions reached). Further, the CFO reviews the results for overall reasonableness given industry, market and macroeconomic impacts. The Company has also increased its standards for documentation such that inputs and assumptions are supported by detailed analysis and underlying data, including:

-Support for comparables and/or transaction analysis, including a discounted cash flow analysis

-Support for calculation of the discount rate, attrition rates, and tax rates used in analysis

-Narrative regarding long-term growth rates, margin analysis and discussion of macroeconomic factors

Mark Webb,	January 19, 2009
Legal Branch Chief

The documentation identifies the preparer and reviewer(s) and basis for selecting comparables. Each of the reviewers analyzes the supporting documentation for the assumptions discussed above for accuracy, adequacy and reasonableness. Further, the Company has implemented revised timelines for delivery of such analysis for review.

Note 25 -Litigation and Contingencies, page 120

5.	We note your disclosure on page 52 that the company along with several of the majority owned affiliate partners have put and call options that would require the company to purchase (and the majority-owned affiliate partners to sell) the remaining minority ownership interests in these companies at the then fair market value. Please tell us and in future filings disclose the following:

•	the nature and terms of these options, including the affiliates involved and the party with the exercise option;

•	quantify the amount of options outstanding by affiliate as of the period end; and

•	quantify your estimate of fair value of the options as of the period end.

Response:

Majority-owned affiliates puts/calls

Generally, the put and call options referred to on page 52 of our 2007 Form 10-K relate to shareholder rights of both the Company (“BPFH”) and the management owners of our majority-owned affiliate companies. The affiliate company equity interests generally take the form of LLC units, profits interests, or common stock. In most circumstances, the put and call options generally relate to the Company’s right and, in some cases, obligation to purchase and the management owners’ right to sell their equity interests. There are various events that could cause the puts or calls to be exercised, such as a change in control, death, disability, retirement, resignation or termination. The puts and calls are to be exercised at the then fair value. In certain circumstances, the puts and calls would not be exercised at fair value, such as, termination for cause or resignation without adequate notice. The terms of these rights vary and are governed by the respective individual operating and legal documents that were negotiated at the time of acquisition. Overall, there are various events that could trigger execution of the puts and calls which are structured to be paid out at the current fair value. There are certain circumstances however, when the fair value is not used, such as termination of an individual for cause.

The following is a summary by individual affiliate:

KLS Professional Advisors Group, LLC (“KLS”)

The Company acquired an 81% interest in KLS on December 31, 2004. The transaction purchase price was approximately $30.0 million, with approximately 90% paid in cash and the remainder paid in Boston Private common stock.

KLS has an option to put and BPFH has an option to call, at a negotiated formula that is intended to reflect a fair market value at the time of the transaction, the remaining 19% interest

Mark Webb,	January 19, 2009
Legal Branch Chief

in KLS beginning in the first quarter of 2010. If the put or call is not exercised in the first quarter of 2010, the agreement specifies that the put or call can be exercised in each successive even numbered year.

KLS minority shareholders can also exercise a put option to sell all remaining equity interests to BPFH upon the occurrence of both of the following events:

•	Either BPFH removes the KLS CEO from office or there is a change of control of BPFH due to a foreclosure of a financing, and:

•	BPFH does not offer the KLS CEO position to certain designated KLS employees under certain circumstances.

Should BPFH exercise its call rights, then the above provision is not applicable.

The put or call must be settled in cash and is based on a fair value multiple of earnings growth. If the put or call were exercised as of December 31, 2007, the estimated cash payment by BPFH to KLS minority shareholders would have been approximately $31 million.

Dalton, Greiner, Hartman, Maher & Co. LLC (“DGHM”)

The Company acquired an 80% interest in DGHM on February 6, 2004. DGHM management and employees own the remaining 20% interest in DGHM.

The agreement provides a mechanism for the orderly transfer of equity interests between the Company and the DGHM minority shareholders. Certain events, such as a change in control, death, disability, retirement, resignation or termination may result in repurchase of the LLC units by the Company at the then fair value. DGHM minority shareholders’ units vest after five years. Beginning six months after vesting, a minority shareholder may put up to 10%-20% of his or her outstanding units annually to the Company. The six-month holding period ensures the risks and rewards of ownership are transferred to the minority shareholders. Beginning in December 2009, BPFH has an annual call right where it may elect to repurchase 10-20% of the non-management and management members’ vested units. No more than 40% of the outstanding minority shareholders’ units can be put in any one year. Minority shareholders must retain 50% of their total outstanding units until such time as they leave the firm. The LLC agreements provide a formulaic mechanism to determine fair value. Both parties hold the right for a valuation analysis to be performed by a third party. The estimated fair value to repurchase the remaining 20% of DGHM’s equity is approximately $10.6 million as of December 31, 2007

Anchor Capital Advisors LLC and Anchor Russell Capital Advisors LLC

The Company acquired an 80% interest in each of Anchor Capital Advisors LLC and Anchor/ Russell Capital Advisors LLC on June 1, 2006. Anchor Capital Advisors and Anchor Russell management and employees, respectively, own the remaining 20% interest of each firm. The purchase agreement provides a mechanism for the orderly transfer of profits interests between the Company and the Anchor Capital and Anchor Russell minority shareholders. Certain events, such as, death, disability, retirement, resignation or termination may result in repurchase of the LLC units by the Company at the then fair value. The profits interests have a five year vesting period. Beginning 6 months after vesting, a minority shareholder may put up to 10% of his or her outstanding units annually to the Company. The six-month holding period ensures the risks and rewards of ownership are transferred to the minority shareholders. Minority shareholders must retain 50% of their total outstanding units until such time as they leave the

Mark Webb,	January 19, 2009
Legal Branch Chief

firm. The LLC agreements provide a formulaic mechanism to determine fair value. Both parties hold the right for a valuation analysis performed by a third party. The estimated fair value to repurchase the remaining 20% of Anchor and Anchor Russell’s profits interests is approximately $12.5 million as of December 31, 2007.

Sand Hill Advisors, LLC

On November 1, 2007, the Company sold 24% of its ownership in Sand Hill Advisors, LLC to the management and employees of Sand Hill Advisors.

The agreement provides for, upon the occurrence of certain events, various puts, calls, restrictions, and limitations on the transfer of LLC points. Beginning six months after vesting, the minority shareholder may transfer or sell their LLC points. The six-month holding period ensures the risks and rewards of ownership are transferred to the minority shareholders. In the case of a non-manager’s death, permanent incapacity, retirement, resignation or termination, Sand Hill Advisors has the first call rights at the then fair value. Should Sand Hill Advisors elect not to call the LLC points, then the Company is obligated to purchase the points. The points are partially vested after three years and fully vested at five years after their original purchase date.

The LLC agreement provides a formulaic mechanism to determine fair value; however, generally each party has appraisal rights. Exceptions to receiving fair market value may occur for the resignation of a Non-Manager Member for LLC points held less than three years. Both parties hold the right for a valuation analysis performed by a third party. The estimated fair value to repurchase the remaining 24% of the LLC points held by Non-Manager Members is approximately $2.9 million as of December 31, 2007.

Bingham, Osborn & Scarborough, LLC (“BOS”)

The Company has acquired approximately 60.9% of BOS through a series of agreements dating back to February 5, 2004.

The initial purchase agreement provides for, upon the occurrence of certain events, various puts, calls, restrictions, and limitations on the transfer of LLC units at the then fair value. In the case of an employee member’s desire to transfer units, BOS has the first right of refusal, the second offering will be to other employee members and the third offering to the Company. Due to the current ownership position by the Company (greater than 50%), the employee members may be able to exercise a put to the Company for a portion of their shares with certain restrictions. Additionally, the Company and BOS hold put and call rights, respectively. These rights were contingent upon the Company failing to fulfill two purchases of an additional 10% on each of June 30, 2007, and June 30, 2008. The put and call rights required a purchase of not less than 100% of the shares held by the Company. The Company complied with these purchase requirement terms in both 2007 and 2008, bringing total ownership of BOS to 60.9% as noted above.

The LLC agreement provides a formulaic mechanism to determine fair value; however, generally each party has appraisal rights. The estimated fair value to repurchase the remaining 39.1% of the LLC units held by members is approximately $28 million as of December 31, 2007.

At December 31, 2007, the total estimated redemption value for the above affiliates related to outstanding put options was approximately $85 million.

Mark Webb,	January 19, 2009
Legal Branch Chief

In future filings, the estimated fair value disclosures will be updated for the relevant period end and in accordance with EITF Topic D-98 and SFAS 160, as applicable, along with a description of the terms and conditions as described above.

Supplemental Information:

The Company currently holds a 26.4% stake in Coldstream Holdings, Inc. and accounts for the investment under the “equity method”. Therefore, the investment is not consolidated within the financial statements. There are neither put nor call options related to the existing agreement with Coldstream.

Form 8-K filed May 28, 2008

Item 8.01 -Other Events

6.	We note your disclosure that the members of the Board of Directors of FPB entered into an informal supervisory agreement with the Federal Deposit Insurance Corporation and the California Commissioner of Financial Institutions. Please confirm that you have disclosed all material terms of the supervisory agreement that may impact the results of operations.

Response:

As previously disclosed in the Company’s Quarterly Report to the Commission for the quarter ended June 30, 2008, on May 27, 2008 the members of the Board of Directors of First Private Bank & Trust (“FPB”) entered into an informal supervisory agreement (the “FPB Agreement”) with the FDIC and the California Commissioner of Financial Institutions (the “CA Commissioner”). Unlike formal agreements with bank regulatory agencies such as Cease and Desist Orders, which are made publicly available on the website of the applicable federal bank regulatory agency, the terms of an informal supervisory agreement, such as a memorandum of understanding, are expressly prohibited from public disclosure under the regulations of the applicable federal bank regulatory agency. The FDIC regulations prohibiting the disclosure of FDIC examination results and the related terms of an informal supervisory agreement appear at 12 C.F.R. Part 309. The foregoing prohibition, however, does not prohibit an FDIC-regulated bank from disclosing the underlying facts that led to the informal supervisory agreement. Accordingly, after consultation with the FDIC, the Company disclosed in its Form 10-Q for the period ending June 30, 2008 that FPB and the FPB Board of Directors had entered into the agreement as noted above, and stated that the purpose of the memorandum of understanding was to address certain matters raised from the examination. The Company also disclosed in this filing that compliance with the terms of the memorandum of understanding was not expected to have a material adverse effect on the Company.

In the case of the FPB Agreement, the Company confirms that the only set of underlying facts that are material to the Company, as a whole, and that may materially impact its operations, concern the deterioration in the quality of FPB’s portfolio (the “Portfolio”) of Southern California real estate construction and development loans. Disclosure concerning loan charge-offs and expenses related to increases in the provision for loan losses related to the Portfolio, as

Mark Webb,	January 19, 2009
Legal Branch Chief

well as the sale of loans held in the Portfolio, have been previously disclosed by the Company in its three 2008 quarterly filings on Form 10-Q for the periods ending March 31, June 30 and September 30, 2008, filed with the Commission on May 12, 2008, August 8, 2008 and November 11, 2008, respectively, as well as in current reports on Form 8-K filed with the Commission on April 23, 2008, July 22, 2008, September 29, 2008, and October 22, 2008.

The Company further notes that FPB is a relatively small bank subsidiary of the Company and represents less than 7.2% of the Company’s total assets as of December 31, 2008.

Form 10-K/A, filed July 22, 2008-revised Schedule l4A executive compensation information

Base Salary, page 5

7.	In future filings, please explain what you mean by “competitive market range.” Also, in future filings, quantify the median base salary of the “competitive market range.” If the actual base salary is different than this, quantify the difference, disclose how the final figure was determined and the committee’s reasoning for this approach.

Response:

“Competitive market range” refers to a compensation range that is generally defined as the 25th percentile up to the 75th percentile of targeted market reference points. Targeted market reference points primarily include position benchmark compensation data (benchmark position examples: Chief Executive Officer and Chief Financial Officer) pulled from peer group proxy filings and possibly other published survey sources. The peer group used for this purpose is defined in the Company’s disclosures and is reviewed and revised, as appropriate, by the Compensation Committee, typically on an annual basis. The Company’s independent outside consultant provides the peer group analysis and independent judgments (such as adjustments for size of company, complexity and type of business and/or role/position comparisons based on their industry experience with like positions) and recommends the targeted competitive market range for each executive position. In future filings, we will quantify the median base salary of the “competitive market range” and indicate if the actual base salary is different. We will also speak to the basis for the Compensation Committee’s reasoning for why the base salary might vary from the market median.

Annual Incentive Awards for 2007, page 6

8.	In future filings, revise this disclosure to explain how the committee reached the bonus figures shown. It appears that for 2007 the company did not achieve growth in any of the three financial metrics identified on page 5. And, at the top of page 6, you discuss only “negative discretion.”

Response:

In future filings, the disclosures will explain how the Compensation Committee reached the bonus figures shown. In reference to your comments related to 2007 bonuses, the Company did, in fact, achieve growth for the revenue component (one of the three financial metrics used for purposes of determining executive bonuses).

Mark Webb,	January 19, 2009
Legal Branch Chief

9.	Please explain supplementally why the bonus figures at this heading are different than those in the table on page 10. The same appears true for the restricted stock and option award values on page 8. Note for future filings.

Response:

Bonus figures on page 6 include both discretionary and formula driven bonuses as compared to the figures on page 10, under the Summary Compensation Table, which include discretionary bonuses in column (d), and formula driven bonuses in column (g), adding these two columns together equal the total bonus on page 6.

Per the instructions of Regulation S-K, Item 402(c) Executive Compensation – column (g) of the Summary Compensation Table should include the dollar value of all earnings for services performed during the fiscal year pursuant to awards under non-equity incentive plans ( defined as any plan providing compensation intended to serve as incentive for performance to occur over a specified period), whether such performance is measured by reference to financial performance of the registrant or an affiliate, the registrant’s stock price, or any other performance measure. The dollar value noted in column (g) reflects the annual cash incentive awards under the Company’s 2004 Annual Executive Incentive Plan, which is discussed in detail in the CD&A section under the heading “Annual Incentives” and is disclosed in footnote (5) of the table. Column “d – Bonus” reflects the discretionary bonuses received by the named participants (disclosed in footnote (2) of the table) and excludes the amounts disclosed in column (g). The table on page 6 follows the instructions of Regulation S-K, Item 402(b) Compensation Discussion and Analysis.

Per the Instructions of Regulation S-K, Item 402(c) Executive Compensation – column (e) and (f) should reflect the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R, as compared to the restricted stock and option awards figures on page 8 which reflect the fair value of those awards on the date granted. The difference is noted in the paragraph preceding the table on page 8 and disclosure is also noted on page 10 under footnotes (3) and (4). The table on page 8 follows the instructions of Regulation S-K, Item 402(b) Compensation Discussion and Analysis.

Form 10-Q for the Quarterly Period ended September 30, 2008

Consolidated Financial Statements

Note 7 -Allowance for Loan Losses, page 17

10.	In light of the significant amount of charge-offs during the quarter ended September 30, 2008 compared to the balance of the allowance for loan loss at June 30, 2008, please provide us with your analysis of the California loan portfolio transferred to held-for-sale during the quarter ended September 30, 2008. In your analysis, please address the following regarding this portfolio:

•	the amount of specific allowance related to the portfolio as of June 30, 2008;

Mark Webb,	January 19, 2009
Legal Branch Chief

•	your analysis describing how you determined the specific allowance at June 30, 2008, including any updated appraisals obtained;

•	the amount of non-accrual, impaired, and classified loans at June 30, 2008 and at the time of the transfer to held-for-sale;

•	the specific changes in circumstances and asset quality that resulted in the significant additional losses being realized in the quarter ended September 30, 2008; and

•	your analysis describing how you determined the amount of charge-offs recorded during the quarter ended September 30, 2008.

Response:

At September 30, 2008 First Private Bank & Trust (“FPB”) transferred approximately $250 million net carrying value of loans to the Loans Held for Sale (“LHFS”) category. This net carrying value reflected approximately $20 million of charge offs previously recorded. At the time of transfer, FPB charged off approximately $161 million of the balance of these loans, resulting in a carrying amount of approximately $93 million at September 30, 2008.

As of June 30, 2008, FPB had $29 million of specific allowances related to these loans which were transferred to LHFS at September 30, 2008. The allowance for loans was determined based on either FAS 5, Accounting for Contingencies (“FAS 5”), or FAS 114, Accounting by Creditors for Impairment of a Loan (“FAS 114”). The loans in this category were initially tested for impairment under FAS 114. If the loan was determined to be impaired, the impairment was measured based on the fair value of the collateral as all of the loans were collateral dependent. If the loan was not determined to be impaired, the general allowance for loan loss on the loan was in accordance with FAS 5.

At June 30, 2008 the loans which were transferred to LHFS at September 30, 2008 had a net carrying value of approximately $250 million. Of these loans, $69 million, or 28%, had updated appraisals in the second quarter of 2008; $116 million, or 46%, had updated appraisals in the first quarter of 2008; and the remaining $65 million, or 26%, had updated appraisals prior to 2008. For the 19 loans totaling $65 million which did not have updated appraisals in 2008, 17 loans totaling $63 million, or 96%, were performing and the remaining two totaling $3 million, or 4%, were on non-accrual status.

The collateral for the loans that were transferred to LHFS was primarily land and construction located in the Inland Empire of California. This region of California has experienced very dramatic and rapid declines in the value of real estate especially land and construction. The value of land and construction declined substantially in the third quarter of 2008 as a result of the further deterioration in the economy and also due to the turmoil in the financial markets, including the FDIC seizure of IndyMac and the bankruptcy filing of Lehman Brothers. Each of these institutions had substantial exposure to land and construction in the Inland Empire, and their failures had a significant impact on the value of all properties in the

Mark Webb,	January 19, 2009
Legal Branch Chief

region. Additionally, other banks in the region such as Washington Mutual and Vineyard Bank were selling significant amounts of loans in the third quarter due to liquidity issues. The substantial increase in the supply of loans for sale in the Southern California market caused a further drop in property values.

FPB had hired a new CEO, Mr. Charles Jackson, in August 2008. As a result of the rapid decline in real estate values, one of Mr. Jackson’s first initiatives was to evaluate the condition of the construction and land portfolio. Mr. Jackson engaged several outside consultants to estimate the value of the portfolio under both a workout and sale scenario. Both of these scenarios showed significant deterioration in value, and the decision was made in September to pursue a sale of the entire problem loan portfolio at FPB. Management’s newly formed intention to sell the portfolio at reduced prices caused another drop in the value of the loans as compared to the second quarter value. The liquidation value of the portfolio must account for the fact that the buyers of the notes are purchasing them with the expectation of significant profits to compensate for the risk they are assuming. This value is inherently lower than the value derived from a FAS 5 and/or FAS 114 analysis since there is no embedded profit margin in the latter. Up until the third quarter, management had used values based on FAS 5 and FAS 114 analyses, not a liquidation value.

The first step in determining estimated sales prices was the hiring of an experienced loan sales agent. The agent reviewed recent sales of loans and collateral of comparable projects (i.e., land and construction loans) from a universe of approximately $750 million. The agent’s professionals reviewed information supplied by FPB including problem loan asset plans, loan files with appraisals, borrower financials, etc. Using this information, the agent developed cash flows or asset sale proceeds based upon investor assessments of current collateral values, applying appropriate discount rates based on required investor returns for the status of each loan (i.e., completed homes, semi-finished homes, finished lots, paper lots, raw land, etc.) and extrapolated absorption periods based upon assumptions from the buy-side participants and the brokerage community. The agent also reviewed loan status including guarantor financial information to determine potential support, and assessed the loans against current secondary market conditions and depth of appetite for each asset type.

More specifically, the agent employed the following procedures to determine their pricing methodologies and assumptions:

1) Timing (Hold Period): based upon discussions with note buyers that are active players in the secondary market; the agent reviewed recent appraisal information to gauge “realistic” absorption periods. These reviews and discussions lead to assumptions on a sellout period for the particular project (i.e., bulk sale versus individual lots/units).

2) Collateral Proceeds: The agent used the most recent sales price of a lot or home in the particular project to gauge pricing levels, if available. If unavailable, the agent relied upon discussions with investors in those markets to determine prices they were willing to pay for specific asset classes (e.g., raw land, paper lots, finished lots, semi-finished/finished homes, semi-finished/finished condominiums). In certain circumstances and in the event of very limited comparable information, the agent made assumptions along the lines of a residual land analysis using investor comments and incorporated these results.

Mark Webb,	January 19, 2009
Legal Branch Chief

3) Discount Rate: this assumption is based upon investor’s required returns for comparably priced loans. In addition, the agent referenced these assumptions against loans recently sold through the agent, taking into consideration property types, legal issues, location, and other factors.

Despite the agent’s thorough analyses and demonstrated expertise, FPB management felt that it was prudent to make two adjustments to the agent’s fair value estimates (known as the “reserve price”) for the loan portfolio. First, management asked the agent for information on how accurate the agent’s reserve price has been in relation to the final actual sales price. The agent communicated that on average over the past year using similar loan categories, 75% of the bids hit the reserve price. Of the remaining 25% that did not hit the reserve price, the average high bid came in at a discount of 32% to the reserve price. Based on these statistics, FPB management felt it was appropriate to take a further 8% discount (25% times 32%) on the fair value estimate. The additional discount was approximately $10 million.

Second, management felt it was reasonable to make a further qualitative adjustment to reflect the extreme volatility and unprecedented financial distress taking place in the current timeframe. The market has been affected by the seizure of IndyMac, sale of Washington Mutual, sale of Wachovia, and the fragile condition of Vineyard Bank, all of which had substantial exposure to construction, development and land loans in Southern California. As a result of these actions, management expected large pools of similar loans going on the market over the next couple of months which would cause further price deterioration. The value of the additional discount based on the qualitative adjustment was also $10 million.

The charge offs recorded in the third quarter of 2008 were determined based on the expected selling price of the loans as compared to the current principal balance and specific allowances already taken in prior quarters.

Note 8 -Goodwill and Intangible Assets - page 19

11.	In light of the impairment losses related to goodwill recognized during the quarter ended September 30, 2008, please tell us how you considered whether there were potential impairments of your advisory contracts intangible assets. Tell us how you considered whether there was a change in amortization estimates or methods. Refer to paragraph 15 of SFAS 142 and paragraphs 7 -9 of SFAS 144.

Response:

At the time of acquisition, management valued the advisory contracts and made its best estimate of the useful life and amortization methodologies. Both the estimate of useful lives and amortization methodologies were based upon management’s expectation of the time period and pattern over which the expected benefits would be consumed, which we believe is consistent with SFAS 142. Specifically, management believed that the best way to accomplish these estimates was to match, as closely as possible, the time period and pattern of the discrete cash

Mark Webb,	January 19, 2009
Legal Branch Chief

flows derived from the individual advisory contract valuations performed at the time of acquisition. In the third quarter of 2008, there were no changes to the amortization methods or estimates, as management believes the useful lives of the advisory contract intangible assets continue to reflect the period over which they will contribute to the cash flows of the business.

For the reporting period ended September 30, 2008, based on management’s qualitative assessment of the current economic environment, it was determined that a significant adverse change in business climate had occurred (SFAS 142 par. 28 and SFAS 144 par. 8). As disclosed, management performed an interim preliminary goodwill impairment analysis for reporting units with material goodwill and intangible asset balances. This resulted in a third quarter estimated goodwill impairment charge for Dalton, Greiner, Hartman, Maher & Co., LLC (“DGHM”) and Bingham, Osborn & Scarborough, LLC (“BOS”). We disclosed that any material differences between the third quarter Step 1 valuations and fourth quarter Step 2 valuations would be reflected in the fourth quarter 2008 financial statements. Our interim preliminary impairment testing consisted of calculating fair values based on market comparable EBITDA multiples which formed the basis for management’s conclusion that impairment of goodwill at DGHM and BOS was more likely than not for purposes of estimating the impairment charge for the third quarter of 2008.

Management concluded that a significant adjustment to the advisory contracts was not likely in the formal Step 2 analysis to be completed in the fourth quarter of 2008, as there was a significant cushion in the difference between the undiscounted cash flows ($20.1 million) and the post impairment carrying value ($10.9 million) of the asset as of December 31, 2007. Additionally, management noted that the advisory contracts had amortized proportionally (14%) with the decline in assets under management (“AUM”) (12%) from the fourth quarter of 2007, which was the period in which the prior impairment write down of DGHM’s advisory contracts to fair value was recognized. At September 30, 2008, the net book value of the advisory contracts was $8.9M. All else being equal, if the undiscounted cash flows decreased by 12% (the same percentage as the AUM decline from year-end), the undiscounted cash flows would approximate $17.7M which is higher than the net book value (i.e., carrying value) of $8.9M. This is consistent with SFAS 144 par.7, which states that the carrying value of a long lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Based on this rationale, management concluded that no further testing was necessary for the reporting period ended September 30, 2008.

Management also considered whether BOS’ advisory contracts should be tested for recoverability for the reporting period ending September 30, 2008. Because the AUM balance had increased by more than double since the initial equity investment in BOS was made by the Company, there was no reason to believe the advisory contract intangible assets were impaired as of September 30, 2008.

Form 8-K filed November 24. 2008

12.	Please tell us how you considered whether a sale of securities to the Treasury Department would have a material impact on your financial statements and evaluate whether pro forma financial statements are appropriate.

Mark Webb,	January 19, 2009
Legal Branch Chief

Where you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your balance sheet or income statement, our rules require you to provide pro forma statements that comply with Article II of Regulation S-X.

In evaluating the impact of the potential sale of securities to me Treasury Department, you must consider the material effect of the transaction, including:

•	how the application of the proceeds of the transaction may potentially effect your net interest margin;

•	how the accretion and dividends on the preferred stock will impact the net income available to common shareholders; and

•	how the transaction will impact your basic earnings per share, diluted earnings per share, and diluted shares outstanding

Your assumptions regarding the use of proceeds from the transactions, such as an assumption regarding the pay down of existing debt or the investment of the proceeds in federal funds sold, must be factually supportable. You should consider only those plans for the proceeds that meet the factually supportable criteria.

Where you determine that the proceeds of the sale of securities to the Treasury Department will have a material impact on your balance sheet or income statement and elect to prepare and provide pro forma financial statements, you should include, a pro forma balance sheet for the most recent balance sheet date and a pro forma income statement for the most recent annual and interim periods that address the impact of both the minimum and maximum proceeds of the sale. If you choose to provide a textual discussion in lieu of pro forma financial statements, please address the minimum and maximum proceeds of the sale as well as the other items noted below.

In preparing pro forma financial statements, you should discuss any relevant assumptions you have made and you should briefly describe any pro forma adjustments such as your assumptions about interest savings on proceeds applied to pay down debt and interest income earned on proceeds invested. You should state that you used the treasury stock method for purposes of evaluating the effect of the warrants on diluted shares outstanding. You should also describe the methodologies you used to allocate the transaction process among the securities you may issue to the Treasury Department (relative fair value) and to accrete the discount on the preferred stock.

If you do not believe the sale of the securities to the Treasury Department will have a material impact on your balance sheet or income statement, provide us with your quantitative and qualitative analysis of your conclusion. In your analysis, discuss the impact to each of the items noted above as well as to total shareholders’ equity and your capital ratios.

Response:

We do not believe that the sale of securities to the Treasury Department will have a material

Mark Webb,	January 19, 2009
Legal Branch Chief

impact on our financial statements. In making this determination, we considered the receipt of the $154 million, the issuance of the preferred shares, the payment of dividends on the preferred shares, the potential uses of the funds received and the income statement and earnings per share impact of the potential uses of the funds received. We assumed that the warrants would not be exercised in the first year, and would have no impact on our earnings per share calculation as the shares issued would be anti-dilutive given our loss position for this fiscal year. We also considered the impact to our net interest margin, net income available to common shareholders and diluted shares outstanding. When the warrant is exercised, it will increase shares outstanding by 2.8 million shares (if exercised at September 30, 2008, this would represent a 5% increase in shares outstanding).

At the time of the filing of the Form 8-K on November 24, 2008, we had not yet decided how best to use the funds received. However, for the purposes of determining whether the receipt of funds was material, we considered two scenarios for the use of funds: purchase additional investments or issue additional loans, both of which would generate additional interest income. The amount of funds considered in each scenario was $154 million, the funds received from the issuance of the Preferred C shares and the warrants.

If we assumed the funds had been received prior to the September 30, 2008, the effect on the balance sheet of each of these scenarios would be as follows: to increase investment securities by 19.5% and total assets by 2.2% if we chose to invest the funds received, or to increase total loans by 2.9% and total assets by 2.2% if we chose to issue additional loans with the funds received. A 2% growth in assets and loans is fairly immaterial from a quantitative perspective. In both scenarios, shareholders’ equity would have increased by 32.4%. From a quantitative perspective, the change in shareholders’ equity could be considered material, but from a qualitative perspective the change is less relevant. The TARP Capital Purchase Plan (“CPP”) was already widely publicized, the Company filed a Form 8-K on November 24, 2008 specifically stating the amount of TARP funding it had received, and its effect on boosting capital for the banks that participated was very transparent, so management did not feel that the reader of pro-forma financial statements would gain any new knowledge or insights on this measure.

The income statement effect of these scenarios was considered using the year-to-date income statement as of September 30, 2008, assuming the funds had been received prior to January 1, 2008, so that the impact of the scenarios is in place for the full nine-month period. The interest rates used are those in the year-to-date net interest margin tables in our Form 10-Q for the September 30, 2008 period. We also assumed a tax rate on the interest income to be 35%. The effect of these scenarios would be to reduce our year-to-date loss by between 1.3% and 1.7%.

The income available to shareholders and diluted earnings per share effects were calculated using the net income adjustments from the two scenarios discussed above, the dividends paid on the Preferred C shares assuming that three quarterly payments had been made in the year-to-date period, and the accretion of the Preferred C shares for the first nine months of the accretion period. The income available to shareholders would either decrease by between 0.2% or 0.5%, depending on the scenario. Diluted loss per share would increase by between $0.02 and $0.05 per share, or between 0.2% and 0.5% depending on the scenario.

Mark Webb,	January 19, 2009
Legal Branch Chief

The effect on net interest margin of the two scenarios would be to increase net interest margin by between 5 and 7 basis points, or 1.6% and 2.2%, again assuming the proceeds had been received on January 1, 2008 so that the interest income accrued for the entire nine month period.

The effect on capital ratios of the loan and investment scenarios discussed above would be to increase the Tier I risk-based capital ratio by between 24% and 27% to 13.4% and 13.7%, respectively. The total risk based capital ratio would increase by between 19.6% and 22.5% to 15.4% and 15.8%, respectively depending on the selected scenario. Again, while a 20% change in capital ratios may be material from a quantitative perspective, from a qualitative perspective, management felt the change was less relevant due to the widely publicized focus for the TARP CPP on these measures. Additionally, although the capital associated with the TARP CPP is afforded full equity credit from an accounting and regulatory perspective, there is considerable debate in the industry as to the true equity component of the capital. For example, Moody’s Advisory Service has publicly stated that it will only provide 25% equity credit for the TARP CPP capital. Further, the addition of this funding does not change, inter alia, management bonuses, it did not impact the analysts’ consensus, nor did it materially impact net interest income, gross spread or other financial trends in the scenarios noted above. Accordingly, management did not feel that the TARP funding was material from either a quantitative or qualitative perspective and therefore concluded that pro-forma financial statements were unnecessary.

Finally, in response to the request on the final page of the Comment Letter, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure that the Company makes in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617)912-3949.

Sincerely,

/s/ David J. Kaye
David J. Kaye

cc:	Margaret W. Chambers,
General Counsel and Executive Vice President

Paul Lee, Esq.
Goodwin Procter LLP